EXHIBIT 99.2

Source: Ruanyun Edai Technology Inc.

May 06, 2026 11:00 ET

Ruanyun Edai Technology Incorporates Formind Global Holdings in Malaysia to Advance Planned Global Headquarters and Formind Group Strategy

New Malaysian subsidiary is intended to serve as part of the operating platform for the Company’s global expansion, institutional education initiatives and planned transition toward the Formind Group identity

Kuala Lumpur, Malaysia, May 06, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company” or “Ruanyun”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems, today announced the incorporation of Formind Global Holdings Sdn. Bhd. (“Formind Global”) in Malaysia.

The Company intends for Formind Global to serve as part of the operating platform for its planned Malaysia-based Global Headquarters and broader international education initiatives. The incorporation represents an important organizational step in the Company’s planned transition toward the Formind Group identity.

The Company believes the incorporation of Formind Global helps provide a clearer operating structure for its emerging Formind strategy, which is intended to support international education, AI-enabled learning systems, institutional support services, language learning, cross-border student services, technology commercialization and global business development.

“The incorporation of Formind Global in Malaysia gives practical substance to our planned Formind transition,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “We believe Kuala Lumpur can serve as a strategically important base for our global expansion. Malaysia provides connectivity to Southeast Asia, China, MENA and other international markets, and we believe it offers a practical environment for building education partnerships, institutional services, technology deployment and cross-border student-support capabilities.”

Formind Global Holdings and the Company’s International Platform

The incorporation of Formind Global follows a series of recent international initiatives announced by the Company, including its planned transition to the Formind Group name, the establishment of its Saudi Regional Headquarters, its strategic financing to support global expansion, its Memorandum of Understanding with City University Malaysia, its pilot project with the Center on Chinese Education at Teachers College, Columbia University, and its Saudi RHQ’s Memorandum of Understanding with Wadi Makkah, a technology and investment company wholly owned by Umm Al-Qura University.

The Company believes these initiatives reflect a developing international operating structure across Southeast Asia, MENA and the United States. Through this structure, the Company intends to evaluate opportunities in institutional education support, language training, AI-enabled assessment, implementation services, cross-border student support, academic program development, and related technology and service offerings.

The Company has previously stated its strategic target of deriving approximately 60% of total revenue from global markets by the end of 2027, supported by international expansion, strategic investments, cross-border growth initiatives and a diversified global operating platform.

Malaysia as a Strategic Base for the Formind Platform

The Company believes Malaysia is well suited to support its planned Global Headquarters platform due to its position within Southeast Asia, multilingual education environment, international student ecosystem, and connectivity with China, MENA and other global markets.

The Company expects Formind Global to support the continued development of its international operating structure, including potential activities relating to regional business development, institutional education partnerships, product localization, implementation support, student services, training, testing and strategic investment initiatives.

As the Company advances its planned transition toward the Formind Group identity, it expects the Malaysian subsidiary to provide a platform through which it may coordinate selected global initiatives across Southeast Asia, MENA, the United States and other international markets.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: www.ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s planned transition to the Formind Group identity; the intended role of Formind Global Holdings Sdn. Bhd.; the Company’s plans to establish and develop a Malaysia-based Global Headquarters platform; the Company’s international expansion strategy; the anticipated role of Malaysia as a coordination and operating base for international education initiatives; the Company’s strategic target relating to future global revenue mix; the Company’s ability to develop institutional education support services; potential future cooperation with universities, education institutions, service providers, government-linked entities, commercial partners and other counterparties; and possible future business development, revenue generation, investment, market-entry, technology deployment, language learning, student support, institutional implementation, training, testing or other initiatives in Malaysia, Saudi Arabia, the United States or other international markets.

These forward-looking statements are based on current expectations, estimates, forecasts and assumptions, and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the Company’s ability to establish, staff, finance and scale operations in Malaysia and other jurisdictions; identify viable projects; negotiate and enter into definitive agreements; obtain and maintain any required governmental, institutional, regulatory, exchange, shareholder, corporate or third-party approvals; comply with applicable Malaysian, Saudi, Chinese, U.S. and other regulatory requirements; protect intellectual property and data rights; comply with data protection, cybersecurity, student-data, education, foreign ownership, employment, tax and corporate requirements; localize and commercialize products and services in international markets; maintain customer and partner relationships; satisfy revenue recognition criteria; secure sufficient financing; manage liquidity, costs, competition, regulatory developments, macroeconomic conditions and geopolitical factors; and complete the Company’s planned transition to the Formind Group name.

The incorporation of Formind Global Holdings Sdn. Bhd. is an initial corporate and organizational step and does not guarantee that any definitive agreement, commercial project, revenue, investment, headquarters build-out, technology deployment, institutional partnership, academy, language testing program, student-services platform or other initiative will result. There can be no assurance that the Company will achieve its stated strategic targets within the anticipated timeframe, or at all. Additional risks are described in the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

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